                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            CTI Group (Holdings) Inc.
                            -------------------------
                                (Name of Issuer)


                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)


                                   126431 10 5
                                   -----------
                                 (CUSIP Number)


                            Alan H. Lieblich, Esquire
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                             Philadelphia, PA 19103
                                 (215) 569-5488
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications


                                  June 20, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 126431 10 5            Schedule 13D                     Page 2 of 11
          -----------
-------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON. IRS IDENTIFICATION NO. OF ABOVE PERSON
        (Entities Only)

         Salah N. Osseiran
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)      [_]
         (b)      [_]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (See Instructions)
         OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Lebanon
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |   15,775,009(1)
  OWNED BY     |-----|----------------------------------------------------------
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |     |   0
               |-----|----------------------------------------------------------
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |     |   15,775,009(1)
               |-----|----------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
               |     |   0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          15,775,009(1)
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)      [_]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          59.15%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          IN
------------------------------------------------------------------------------


--------
(1) See Item 5 herein.

-------------------------------------------------------------------------------
CUSIP No. 126431 10 5            Schedule 13D                     Page 3 of 11
          -----------
-------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON. IRS IDENTIFICATION NO. OF ABOVE PERSON
        (Entities Only)

         Salah N. Osseiran Trust
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)      [_]
         (b)      [_]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (See Instructions)
         OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |   15,775,009(1)
  OWNED BY     |-----|----------------------------------------------------------
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |     |   0
               |-----|----------------------------------------------------------
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |     |   15,775,009(1)
               |-----|----------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
               |     |   0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          15,775,009(1)
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)      [_]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          59.15%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          OO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 126431 10 5            Schedule 13D                     Page 4 of 11
          -----------
-------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON. IRS IDENTIFICATION NO. OF ABOVE PERSON
        (Entities Only)

         Hawazen (BVI) Corp.
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)      [_]
         (b)      [_]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (See Instructions)
         OO
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |   13,204,366(1)
  OWNED BY     |-----|----------------------------------------------------------
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |     |   0
               |-----|----------------------------------------------------------
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |     |   13,204,366(1)
               |-----|----------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
               |     |   0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          13,204,366(1)
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)      [_]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          49.51%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 126431 10 5            Schedule 13D                     Page 5 of 11
          -----------
-------------------------------------------------------------------------------

    1    NAME OF REPORTING PERSON. IRS IDENTIFICATION NO. OF ABOVE PERSON
        (Entities Only)

         Fairford Holdings Limited
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)      [_]
         (b)      [_]
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (See Instructions)
         WC
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |     |   2,525,643(1)
  OWNED BY     |-----|----------------------------------------------------------
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |     |   0
               |-----|----------------------------------------------------------
               |  9  |   SOLE DISPOSITIVE POWER
               |     |
               |     |   2,525,643(1)
               |-----|----------------------------------------------------------
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
               |     |   0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,525,643(1)
------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)      [_]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.47%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
------------------------------------------------------------------------------

                                                                         6 of 11

1.       Security and Issuer.

         This statement relates to the Class A common stock ("Class A Stock") of CTI Group (Holdings) Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 333 North Alabama Street, Suite 240, Indianapolis, IN 46204.

         This Amendment One to the Schedule 13D is being filed to report an over 1% change in holdings of certain Reporting Parties (defined in Item 2 below) as described in Item 3 below. The Schedule 13D is amended in its entirety below.

2.       Identity and Background.

         (a) This statement is being filed by Salah N. Osseiran, Salah N. Osseiran Trust (the "Trust"), Hawazen (BVI) Corp. ("HBVI"), and Fairford Holdings Limited ("FHL") (collectively, the "Reporting Parties). The filing of this statement shall not be construed as an admission that for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that any of the Reporting Parties is the beneficial owner of any securities covered by this statement, or that this statement is required to be filed by such Reporting Parties.

             Mr. Osseiran is the managing director and Rathbone Management Services Limited ("RMSL") is the director of HBVI and FHL. Rathbone Trustees Limited is the sole trustee (the "Trustee") of the Trust.

         (b) The business address for Mr. Osseiran is Bechara Al Khoury Tower, Bechara Al Khoury Boulevard, 10th Floor, Beirut, Lebanon. The address of the principal business and principal office of HBVI, FHL, the Trust, the Trustee, and RMSL is c/o Rathbone Trustees Limited, P.O. Box 986, The Geneva Place, Third Floor, Waterfront Drive, Road Town, Tortola, British Virgin Islands.

         (c) Mr. Osseiran is President and Chief Executive Officer of Business Projects Company, a Lebanese company located in Beirut ("BPC"). BPC owns a bottled water company operating in Lebanon and interests in other business activities in Lebanon. BPC's principal business address is Bechara Al Khoury Tower, Bechara Al Khoury Boulevard, 10th Floor, Beirut, Lebanon.

             HBVI and FHL are investment holding companies. The principal business of RMSL is to provide the services of corporate directorship. The Trust and Trustee are trust companies.

         (d) During the last five years, none of the Reporting Parties and neither the Trustee, nor RMSL has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                                                                         7 of 11

         (e) During the last five years, none of the Reporting Parties and neither the Trustee, nor RMSL has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Osseiran is a citizen of Lebanon. HBVI, FHL, the Trust, the Trustee and RMSL are companies organized under the laws of the British Virgin Islands.

3.       Source and Amounts of Funds or Other Consideration.

         Mr. Osseiran, HBVI, and FHL filed a Schedule 13D dated February 12, 2001 to report the acquisition of shares of the Issuer as a result of a merger between Centillion Data Systems, Inc. ("Centillion") and the Issuer. Pursuant to the terms of that merger the shareholders of Centillion have certain rights to acquire additional stock. The merger further provided for amendments to the Issuer's Certificate of Incorporation and Bylaws as well as changes in the Issuer's board of directors.

         Mr. Osseiran, as the grantor and sole beneficiary of the Trust, purchased additional shares of the Issuer through FHL. FHL has agreed to purchase 918,171 shares of Class A Stock (the "Shares") for $670,264.83. FHL will pay the purchase price for the Shares from its working capital.

4.       Purpose of Transaction.

         On June 20, 2002, FHL entered into (i) the Settlement Agreement by and between Anthony P. Johns, FHL, Stephen J. Bartkiw, Harold D. Garrison and the Issuer dated June 20, 2002 (the "Settlement Agreement") and (ii) the Johns Family Purchase Agreement by and among certain family members of Anthony Johns who own the Issuer's stock, Stephen J. Bartkiw, and the Issuer dated June 11, 2002 (the "Johns Family Agreement"). Under the terms of the Settlement Agreement and the Johns Family Agreement, FHL, Messrs. Garrison and Bartkiw agreed to purchase all of the shares of Class A Stock owned by Anthony Johns and his family. In connection with the transactions contemplated under the Settlement Agreement and the Johns Family Agreement, Anthony Johns entered into mutual general releases with Mr. Osseiran and certain parties to the foregoing agreements.

         Except as discussed above, none of the Reporting Parties and neither the Trustee nor RMSL has any present plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                                                                         8 of 11

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to any of those enumerated above.

5.       Interest in Securities of the Issuer.

         (a) As of the date hereof, the Trustee and Mr. Osseiran may be deemed to be the beneficial owners of 15,775,009 shares of Class A Stock, which represent 59.15% of the Issuer's outstanding Class A Stock as of May 7, 2002 as reported in the Issuer's Form 10-QSB filed with the Securities and Exchange Commission on May 15, 2002.

         (b) The Trustee and Mr. Osseiran have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to the 15,775,009 shares of Class A Stock, of which 13,204,366 shares are held by HBVI, 2,525,643 shares are held by FHL, and 45,000 shares are held by Salsel Corporation Limited ("Salsel"). Mr. Osseiran is the grantor and sole beneficiary of the Trust. The Trust is the sole stockholder of HBVI, FHL and Salsel. Mr. Osseiran and RMSL are the directors of HBVI, FHL and Salsel, with Mr. Osseiran being a managing director.

              The Trustee and Mr. Osseiran may be deemed to be the beneficial owners of 2,371,244 shares of Class B common stock of the Issuer ("Class B Stock"), which represent 83.7% of the Issuer's outstanding Class B Stock as of May 7, 2007. Class B Stock is not an "equity security" as that term is defined in Rule 13d-1(i) of the Act.

              The Trustee and Mr. Osseiran have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 2,371,244 shares of Class B Stock, of which 2,113,902 shares are held by HBVI and 257,342 shares are held by FHL.

             HBVI has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to 13,204,366 shares of Class A Stock and 2,113,902 shares of Class B Stock. FHL has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to 2,525,643 shares of Class A Stock and 257,342 shares of Class B Stock.

                                                                         9 of 11


         (c) Except for the Shares acquired in the transactions described in Items 3 and 4 above, none of the Reporting Parties and neither the Trustee nor RMSL has effected any transaction in shares of Class A Stock during the 60 days preceding the date of this statement.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as indicated elsewhere in this statement, none of the Reporting Parties and neither the Trustee nor RMSL is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.       Material to be Filed as Exhibits:

         Exhibit 1         -        Joint Filing Agreement.

         Exhibit 2         -        Settlement Agreement by and between Anthony
                                    P. Johns, Fairford Holdings Limited, Stephen
                                    J. Bartkiw, Harold D. Garrison and CTI Group
                                    (Holdings), Inc. dated June 20, 2002.

         Exhibit 3         -        Johns Family Purchase Agreement by and among
                                    Robert Johns, Elizabeth Chiddicks, Jason
                                    Johns, Paul Johns, Stephen J. Bartkiw, and
                                    CTI Group (Holdings) Inc. dated June 11,
                                    2002.

                                                                        10 of 11

                                   Signatures

         After reasonable inquiry and to the best of each undersigned's knowledge and belief, each undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 21, 2002                               By: /s/ Salah N. Osseiran
     --------------------------                        -------------------------
                                                      Name: Salah N. Osseiran


                                                      SALAH N. OSSEIRAN TRUST

                                                  By: RATHBONE TRUSTEES LIMITED,
                                                      AS TRUSTEE


Date: June 24, 2002                               By: /s/ C. Baptiste
     -------------------------                       ---------------------------
                                                      Name: C. Baptiste
                                                           ---------------------
                                                      Title: Director
                                                            --------------------


                                                  HAWAZEN (BVI) CORP.


Date: June 21, 2002                               By: /s/ Salah N. Osseiran
     --------------------------                       --------------------------
                                                      Name:  Salah N. Osseiran
                                                      Title: Managing Director


                                                  FAIRFORD HOLDINGS LIMITED


Date: June 21, 2002                               By: /s/ Salah N. Osseiran
     --------------------------                       --------------------------
                                                      Name:  Salah N. Osseiran
                                                      Title: Managing Director